

UNITED STATE
SECURITIES AND EXCHANGI
Washington, D.C. 2



11021228

1B APPROVAL
mber: 3235-0123
April 30, 2013
_____ed average burden
hours per response..... 12.00

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

KW 3/22

SEC FILE NUMBER
8- *4043*

FACING PAGE
**Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING_____ **01/101/10** _____ENDING_____ **12/31/10** _____
           MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: **Buckman, Buckman, and Reid** *Inc*

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

_____ **174 Patterson Avenue** _____
                              (No. and Street)

_____ **Shrewsbury** _____ **NJ** _____ **07702** _____
        (City)   (State)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
_____
                                                    (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

_____ **McGuigan Tombs and Company** _____
                  (Name – *if individual, state last, first, middle name*)

_____ **2399 Highway 34, Building D** ___ **Manasquan** _____ **NJ** _____ **08736** _____
        (Address)   (City)   (State)   (Zip Code)

CHECK ONE:

☒ Certified Public Accountant

☐ Public Accountant

☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant
must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

**Potential persons who are to respond to the collection of
information contained in this form are not required to respond
unless the form displays a currently valid OMB control number.**

SEC 1410 (06-02)

OATH OR AFFIRMATION

I, _____**H. John Buckman**_____, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of

_____**Buckman, Buckman & Reid, Inc**_____, as of

_____**December 31,**_____, **2010**_____, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

_____

_____

> Anne M Roslin
> Notary Public
> New Jersey
> My Commission Expires 7-18-11

_____
Notary Public

_____
Signature

_____Chairman, CEO_____
Title

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).



2399 Highway 34 · Bldg. D
Manasquan, New Jersey 08736
732-292-1800 · Fax 732-292-9336

——— ❖ ———

383 Fifth Avenue · 6th Floor
New York, New York 10016
212-683-1680 · Fax 212-683-1681

www.mcguiganco.com

INDEPENDENT AUDITORS' REPORT

The Board of Directors
Buckman, Buckman & Reid, Inc. and Affiliate

We have audited the accompanying consolidated statements of financial condition of Buckman, Buckman & Reid, Inc. (a New Jersey corporation) and Affiliate as of December 31, 2010 and 2009, and the related consolidated statements of operations, changes in stockholders' equity, and cash flows for the years then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audit.

We have conducted our audits in accordance with the auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Buckman, Buckman & Reid, Inc. and Affiliate, as of December 31, 2010 and 2009 and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplementary information included on pages 15 and 16 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.



McGuigan Tombs & Company, P.C.
Certified Public Accountants

Manasquan, New Jersey
February 15, 2011



BUCKMAN, BUCKMAN & REID, INC. AND AFFILIATE
Consolidated Statements of Financial Condition
December 31, 2010 and 2009

<u>ASSETS</u>

	2010	2009
Cash and cash equivalents	$ 469,698	$ 47,221
Deposits with clearing organizations	200,000	200,000
Securities owned - equities, at fair value	326,681	749,868
Receivable from clearing organization	592,419	43,601
Other receivables	333,653	129,481
Prepaid expenses and other assets	173,400	307,929
Note receivable - stockholder	600,000	600,000
Property and equipment at cost, net of accumulated depreciation of $214,214 in 2010 and $203,330 in 2009	19,082	26,189
	$ 2,714,933	$ 2,104,289

<u>LIABILITIES AND STOCKHOLDERS' EQUITY</u>

	2010	2009
Accounts payable and accrued expenses	$ 970,165	$ 501,325
Marketable equity securities sold short, at fair value	30,132	15,831
Collateralized agreements:		
Subordinated loans	860,000	860,000
Secured demand note - stockholder	600,000	600,000
Total liabilities	2,460,297	1,977,156
Stockholders' equity		
Common stock, no par value - authorized 10,000 shares; issued and outstanding 2,408 shares	248,212	248,212
Additional paid in capital	52,166	52,166
Retained earnings	(45,742)	(173,245)
Total stockholders' equity	254,636	127,133
	$ 2,714,933	$ 2,104,289

See accompanying notes to consolidated financial statements

Consolidated Statements of Operations
For the Years Ended December 31, 2010 and 2009

	2010	2009
Revenues		
Commission and concessions	$ 6,026,540	$ 2,913,745
Management and consulting fees	5,103,951	2,833,625
Trading income	1,157,477	990,791
Interest and dividends	129,447	69,333
Total revenues	12,417,415	6,807,494
Expenses		
Employee compensation, commissions and benefits	8,310,866	4,611,017
Clearance charges	1,125,925	728,665
Communications and information services	1,059,420	804,675
Other operating expenses	1,032,787	736,854
Occupancy and equipment	398,451	252,092
Interest expense	131,998	109,407
Total expenses	12,059,447	7,242,710
Net income/(loss) before provision/(benefit) for income taxes	357,968	(435,216)
Provision/(benefit) for income taxes		
Federal	214,760	(123,722)
States	15,705	3,580
Total provision/(benefit) for income taxes	230,465	(120,142)
Net income/(loss)	$ 127,503	$ (315,074)

See accompanying notes to consolidated financial statements

BUCKMAN, BUCKMAN & REID, INC. AND AFFILIATE
Consolidated Statements of Changes in Stockholders' Equity
For the Years Ended December 31, 2010 and 2009

	Common stock	Additional paid-in capital	Retained Earnings	Total
Balance as of December 31, 2008	$ 248,212	$ 52,166	$ 141,829	$ 442,207
Net loss			(315,074)	(315,074)
Balance as of December 31, 2009	$ 248,212	$ 52,166	$ (173,245)	$ 127,133
Net income			127,503	127,503
Balance as of December 31, 2010	$ 248,212	$ 52,166	$ (45,742)	$ 254,636

See accompanying notes to consolidated financial statements

	2010	2009
Cash flows from operating activities		
Net income/(loss)	$ 127,503	$ (315,074)
Adjustments to reconcile net income to net cash provided/(used) by operating activities		
Depreciation and amortization expense	10,884	14,234
Changes in:		
Securities owned - equities, at fair value	423,187	(367,788)
Receivable from clearing organization	(548,818)	204,912
Other receivables	(204,172)	132,347
Prepaid expenses and other assets	134,529	(188,370)
Accounts payable and accrued expenses	468,840	(260,337)
Marketable equity securities sold short	14,301	15,826
Net cash provided/(used) by operating activities	426,254	(764,250)
Cash flows (used) by investing activities		
Property and equipment expenditures	(3,777)	-
Cash flows provided by financing activities		
Proceeds from subordinated loan	-	500,000
Net increase/(decrease) in cash and cash equivalents	422,477	(264,250)
Cash and cash equivalents as of beginning of year	47,221	311,471
Cash and cash equivalents as of end of year	$ 469,698	$ 47,221
Cash paid during the year for		
Interest	$ 131,998	$ 109,407
Income taxes	$ 3,838	$ 121,683

See accompanying notes to consolidated financial statements

Note 1 - <u>Summary of significant accounting policies</u>

<u>Organization</u>

Buckman, Buckman & Reid, Inc. was formed on September 7, 1988 under the provisions of the Business Corporation Law of New Jersey. The Company is registered with the SEC and Financial Industry Regulatory Authority (FINRA) as a broker-dealer pursuant to Section 15(b) of the Securities and Exchange Act of 1934, and is authorized to engage in business as a broker or dealer retailing corporate securities over the counter and as a mutual fund retailer. The Company also provides investment advisory services. The Company does not hold customer funds or securities, and processes all transactions through an independent clearing service. Buckman Advisory Group, LLC was formed under the state laws of New Jersey and began activity during 2006 providing investment advisory services.

<u>Basis of consolidated statements</u>

The consolidated financial statements include the accounts of Buckman, Buckman & Reid, Inc. and Buckman Advisory Group, LLC. All significant intercompany transactions and balances have been eliminated in the consolidated financial statements.

<u>Use of estimates</u>

The preparation of the consolidated financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

<u>Cash and cash equivalents</u>

The Company considers all highly liquid investments with a maturity of three months or less when purchased to be cash equivalents.

<u>Concentration of credit risk</u>

The Company is engaged in various trading and brokerage activities in which counterparties primarily include broker-dealers, banks, and other financial institutions. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counterparty.

Note 1 - Summary of significant accounting policies (cont'd)

Concentration of credit risk (cont'd)

The Company maintains its cash balances with quality financial institutions. The balances are insured by the Federal Deposit Insurance Corporation up to $250,000. At times actual balances may exceed federally insured limits.

Securities owned - equities

Marketable equity securities are carried at market value as of the last day of the month. The resulting difference between cost and market value is included in income.

Property and equipment

Property and equipment is carried at cost less accumulated depreciation. Depreciation is provided on a straight-line basis over the estimated useful lives of the respective assets which is approximately three to five years.

Net capital requirements

The Company, as a registered broker and dealer in securities, is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1). Under the provisions of the rule, the Company must maintain net capital, as defined, equal to $100,000. Under such rule, the Company is prohibited from engaging in any securities transactions whenever its aggregate indebtedness exceeds 15 times its net capital. As of December 31, 2010, the Company had net capital (as defined by Rule 15c3-1) of $1,132,791, ($933,689 as of December 31, 2009), which was $1,032,791 greater ($833,689 greater as of December 31, 2009) than the aforementioned net capital requirement. The net capital requirement, as defined, was the greater of $100,000 or 6 2/3% of aggregate indebtedness of $970,165, for the year ended December 31, 2010.

Commissions

Commission revenue is earned on customers' orders and is paid directly by the clearing broker.

Commission revenue and related expenses are recorded as of the settlement date. Settlement of such transactions generally occurs on or before the third business day following the transaction date.

Customer accounts

All customer accounts are carried by a correspondent broker on a fully-disclosed basis.

Note 1 - <u>Summary of significant accounting policies (cont'd)</u>
<u>Income taxes</u>
Deferred income taxes are provided for temporary differences between the basis of the Company's assets and liabilities for financial reporting and income taxes. Valuation allowances are established when necessary to reduce tax assets to the amount expected to be realized.

The Company adopted FASB ASC 740 which clarifies the accounting for uncertainty in income taxes recognized in an entity's financial statements. It prescribes a recognition threshold and measurement attribute for financial statement recognition and measurement of tax positions taken or expected to be taken on a tax return. Management assesses the likelihood, based on their technical merit, that tax positions will be sustained upon examination based on the facts, circumstances and information available at the end of each period. The measurement of unrecognized tax benefits is adjusted when new information is available, or when an event occurs that requires a change.

<u>Subsequent events</u>
In May 2009, the FASB issued a standard on subsequent events which was effective for the Company's year ended December 31, 2009. This standard requires interim and annual disclosure of the date through which subsequent events have been evaluated, as well as whether that date is the date the financial statements were issued or the date the financial statements were available to be issued. The Company evaluated subsequent events through the time of the report date on February 15, 2011; no disclosure is necessary.

<u>Accounting standards codification</u>
In June 2009, the Financial Accounting Standards Board (FASB) issued a standard which established the FASB Accounting Standards Codification as the source of authoritative accounting principles recognized by the FASB to be applied to nongovernmental entities in the preparation of financial statements in conformity with GAAP. The Codification was effective for financial statements issued for interim and annual periods ending after September 15, 2009. Application of this standard did not impact the Company's financial statements.

Note 2 - <u>Deposits with clearing organizations</u>
The Company is required to maintain a $100,000 good-faith deposit with each of two clearing organizations as long as the respective clearing agreements remain in effect with each firm. In May of 2004, the Company entered into a five year agreement with National

Note 2 - <u>Deposits with clearing organizations (cont'd)</u>

Financial Services LLC (NFS). This agreement terminated on December 12, 2009. In October of 2008, the Company entered into a five year agreement with Ridge Clearing & Outsourcing Solutions, Inc (Ridge). During 2010, Ridge was acquired by Penson Financial Services, Inc. At the end of the five year term, this agreement will automatically renew for additional successive one year periods unless and until either party gives the other sixty days written notification of intent to terminate. In October of 2009, the Company entered into a five year agreement with RBC Correspondent Services (RBC). At the end of the five year term, this agreement will automatically renew for additional successive one year periods unless and until either party gives the other ninety days written notification of intent to terminate.

Note 3 - <u>Fair value measurement</u>

FASB ASC 820 defines fair value, establishes a framework for measuring fair value, and establishes a fair value hierarchy which prioritizes the inputs to valuation techniques. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transaction to sell the asset or transfer the liability occurs in the principal market for the asset or liability or, in the absence of a principal market, the most advantageous market. Valuation techniques that are consistent with the market, income or cost approach, as specified by FASB ASC 820, are used to measure fair value. FASB ASC 820 establishes a three-level fair value hierarchy that prioritizes the inputs used to measure fair value. This hierarchy requires entities to maximize the use of observable inputs and minimize the use of unobservable inputs. The three levels of inputs used to measure fair value are as follows:

Level 1-Quoted prices in active markets for identical assets or liabilities.

Level 2-Observable inputs other than quoted prices included in level 1, such as quoted prices for similar assets and liabilities in active markets; quoted prices for identical or similar assets and liabilities in markets that are not active; or other inputs that are observable or can be corroborated by observable market data.

Level 3-Unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the assets or liabilities. This includes certain pricing models, discounted cash flow methodologies and similar techniques that use significant unobservable inputs.

Note 3 - Fair value measurement (cont'd)
The fair values of investments as of December 31, 2010 are summarized in the table below:

	Level 1	Level 2	Level 3	Total
Securities owned:				
Equities	$ 326,681	$ -	$ -	$ 326,681

The fair values of investments as of December 31, 2009 are summarized in the table below:

	Level 1	Level 2	Level 3	Total
Securities owned:				
Equities	$ 749,868	$ -	$ -	$ 749,868

Note 4 - Property and equipment
Property and equipment consists of the following as of December 31:

	2010	2009
Furniture and equipment	$ 208,830	$ 205,053
Leasehold improvements	24,466	24,466
	233,296	229,519
Less: accumulated depreciation	(214,214)	(203,330)
	$ 19,082	$ 26,189

For the years ended December 31, 2010 and 2009, depreciation and amortization expense amounted to $10,884 and $14,234, respectively.

Note 5 - Subordinated loans
Subordinated loans consist of the following as of December 31, 2010 and 2009:

	Maturity date	Interest rate	2010	2009
Unsecured subordinated loan agreement with affiliate	07/31/13	10%	$ 25,000	$ 25,000
Unsecured subordinated loan agreement	07/31/13	8%	60,000	60,000
Unsecured subordinated loan agreements	07/31/13	8%	150,000	50,000
Unsecured subordinated loan agreements	10/15/10	8%	-	100,000
Unsecured subordinated loan agreement	07/31/13	10%	125,000	125,000
Unsecured subordinated loan agreement	10/01/12	Libor plus 4%	500,000	500,000
			$ 860,000	$860,000

Note 5 - <u>Subordinated loans (cont'd)</u>
Interest expense charged to operations for the years ended December 31, 2010 and 2009 under the subordinated loan agreements amounted to $49,631 in 2010 and $40,842 in 2009.

Note 6 - <u>Related party transactions</u>
For the years ended December 31, 2010 and 2009, included in other receivables is approximately $97,600 and $79,000, respectively, of advances made to the stockholders of the Company. The advances are payable over the normal course of business.

Note 7 - <u>Note receivable – stockholder/secured demand note - stockholder</u>
Effective January 30, 2009, the Company entered into a Secured Demand Note Collateral Agreement with one of the Company's stockholders. Under the agreement, the Company may demand up to $600,000 from the stockholder. The stockholder is required to maintain in designated accounts at least $857,143 in securities to collateralize the amount of the note. This agreement expires on January 31, 2012. As of December 31, 2010, the Company had not exercised its option to demand any portion of the $600,000 secured demand note.

Note 8 - <u>Income taxes</u>
The provision/(benefit) for income taxes as determined in accordance with FASB ASC 740 is summarized as follows:

Expense for the year ended December 31, 2010:

	Current	Deferred	Total
Federal	$ 214,760	$ -	$ 214,760
States	15,705	-	15,705
	$ 230,465	$ -	$ 230,465

Expense for the year ended December 31, 2009:

	Current	Deferred	Total
Federal	$ (123,722)	$ -	$ (123,722)
States	3,580	-	3,580
	$ (120,142)	$ -	$ (120,142)

The Company has available net operating loss carryforwards of approximately $26,662 for state income tax purposes expiring in 2016.

Note 8 - <u>Income taxes (cont'd)</u>
The Company is no longer subject to federal and New York tax examinations by taxing authorities for years prior to 2007. New Jersey is no longer subject to tax examinations by taxing authorities for years prior to 2006. The Internal Revenue Service commenced an examination of the Company's federal income tax returns for the years 2007 through 2009 in the second quarter of 2010 that is anticipated to be completed during the first quarter of 2011. As of December 31, 2010, the Internal Revenue Service has proposed an adjustment to the Company's tax position. The Company is estimating an assessment of $71,000, which has been included in income tax expense for the year ended December 31, 2010.

Note 9 - <u>Lease commitments</u>
The Company occupies its office facilities and uses certain equipment under various operating leases. Rent expense charged to operations under the aforementioned lease agreements amounted to $269,541 in 2010 and $132,230 in 2009.

The approximate annual minimum rental payment commitments under non-cancelable leases are as follows:

2011	$ 248,000
2012	254,000
2013	157,000
2014 and thereafter	46,000
	$ 705,000

Note 10 - <u>Non-monetary transactions</u>
As described in Note 7, the following schedule summarizes the gross amount of transactions that did not involve cash during the year ended December 31, 2010:

Acquisition of secured demand note:	
Note receivable - stockholder	$ 600,000
Secured demand note - stockholder	(600,000)
Cash paid for secured demand note	$ -

Note 11 - <u>Litigation</u>
The Company is involved in various claims, counterclaims and lawsuits, arising in the normal course of business. Management believes that any financial responsibility that may be incurred in settlement of such actions would not be material to the Company's financial position.

Note 12 - <u>Net capital requirements</u>

The clearing agreement with Penson Financial Services, Inc. requires the Company to maintain net capital (calculated in accordance with SEC Rule 15c3-1) of $250,000. The clearing agreement with RBC requires the Company to maintain net capital (calculated in accordance with SEC Rule 15c3-1) of $100,000. At December 31, 2010 the Company is in compliance with these requirements.

Net capital
    Common stock $ 248,212

    Additional paid-in capital   52,166

    Retained earnings   (45,742)

        Total stockholders' equity qualified for net capital   254,636

Add

    Subordinated borrowings allowable
        in computation of net capital   1,460,000

        Total capital and allowable subordinated borrowings   1,714,636

Deductions and/or charges
    Nonallowable assets
        Other receivables   333,653

        Prepaid expenses and other assets   192,482

        Unsecured debit balances   3,915

        Total deductions and/or charges   530,050

    Net capital before haircuts on
        securities positions   1,184,586

Haircuts on other securities owned   47,002

Undue concentrations of securities   -

Other   4,793

        Net capital   1,132,791

Minimum capital required to be maintained   100,000

    Net capital in excess of minimum
        capital requirement $1,032,791

Aggregated indebtedness $ 970,165

Ratio of aggregate indebtedness to net capital   .86 to 1

Note

    In accordance with rule 15c3-1(a)(1), the Company is required to maintain a net capital amount which is the greater of $100,000 or 6 2/3% of aggregated indebtedness.

    There are no material differences between the preceding computation and the Company's corresponding unaudited part II of Form X-17A-5 as of December 31, 2010.

Net capital

Common stock	$ 248,212
Additional paid-in capital	52,166
Retained earnings	(173,245)
Total stockholders' equity qualified for net capital	127,133

Add

Subordinated borrowings allowable in computation of net capital	1,460,000
Total capital and allowable subordinated borrowings	1,587,133

Deductions and/or charges

Nonallowable assets

Other receivable	129,481
Prepaid expenses and other assets	334,119
Unsecured debit balances	3,212
Total deductions and/or charges	466,812
Net capital before haircuts on securities positions	1,120,321

Haircuts on other securities owned	111,457
Undue concentrations of securities	74,490
Other	685
Net capital	933,689
Minimum capital required to be maintained	100,000
Net capital in excess of minimum capital requirement	$ 833,689

Aggregated indebtedness	$ 501,325

Ratio of aggregate indebtedness to net capital	.54 to 1

Note

In accordance with rule 15c3-1(a)(1), the Company is required to maintain a net capital amount which is the greater of $100,000 or 6 2/3% of aggregated indebtedness.

There are no material differences between the preceding computation and the Company's corresponding unaudited part II of Form X-17A-5 as of December 31, 2009.



mcguigan
tombs & company
PC
certified public accountants

2399 Highway 34 · Bldg. D
Manasquan, New Jersey 08736
732-292-1800 · Fax 732-292-9336

————❖————

383 Fifth Avenue · 6th Floor
New York, New York 10016
212-683-1680 · Fax 212-683-1681

www.mcguiganco.com

February 15, 2011

The Board of Directors
Buckman, Buckman & Reid, Inc. and Affiliate
174 Patterson Ave.
Shrewsbury, New Jersey 07702

Gentlemen:

In planning and performing our audit of the consolidated financial statements of Buckman, Buckman & Reid, Inc. and Affiliate ("the Company"), as of and for the year ended December 31, 2010, in accordance with the auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. This study included tests of compliance with such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregated debits) and net capital under Rule 17a-3(a)(11) and the reserve required by Rule 15c3-3(e). Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in making the quarterly securities examination, counts verifications and comparisons, and the recordation of differences required by Rule 17a-13 or in complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the



preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17(a)-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A *material weakness* is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the company's financial statements will not be prevented or detected and corrected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined previously.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material

inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2010, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management of Buckman, Buckman & Reid, Inc. and Affiliate, the Financial Industry Regulatory Authority (FINRA), the Securities and Exchange Commission, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Very truly yours,

McGuigan Tombs & Company, P.C.
Certified Public Accountants



2399 Highway 34 · Bldg. D
Manasquan, New Jersey 08736
732-292-1800 · Fax 732-292-9336

———— ❖ ————

383 Fifth Avenue · 6th Floor
New York, New York 10016
212-683-1680 · Fax 212-683-1681

www.mcguiganco.com

February 15, 2011

The Board of Directors
Buckman, Buckman & Reid, Inc. and Affiliate
174 Patterson Ave.
Shrewsbury, New Jersey 07702

Gentlemen:

In accordance with Rule 17a-5(e)(4) under the Securities and Exchange Act of 1934, we have performed the procedures enumerated below with respect to the Schedule of Assessment and Payments [General Assessment Reconciliation (Form SIPC-7)] to the Securities Investor Protection Corporation (SIPC) for the year ended December 31, 2010, which were agreed to by Buckman, Buckman & Reid, Inc. and Affiliate and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and SIPC, solely to assist you and the other specified parties in evaluating Buckman, Buckman & Reid, Inc. and Affiliate's compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7). Buckman, Buckman & Reid, Inc. and Affiliate's management is responsible for the Buckman, Buckman & Reid, Inc. and Affiliate's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC -7 with respective cash disbursement records entries noting no differences;

2. Compared the amounts reported on the audited Form X-17A-5 for the year ended December 31, 2010, as applicable, with the amounts reported in Form SIPC-7 for the year ended December 31, 2010, noting no differences;

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers, noting no differences;



The Board of Directors
Buckman, Buckman & Reid, Inc. and Affiliate
February 15, 2011
Page Two

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC -7 and in the related schedules and working papers supporting the adjustments noting no differences; and

5. Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7T on which it was originally computed noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Very truly yours,

McGuigan Tombs & Company, P.C.
Certified Public Accountants

mcguigan tombs & company PC
certified public accountants





BUCKMAN, BUCKMAN & REID, INC.
AND AFFILIATE

Consolidated Financial Statements
and Supplementary Information

For the Years Ended
December 31, 2010 and 2009